Exhibit 99.1

Jiayuan Announces Independent Director Changes

BEIJING, April 30, 2012 /PRNewswire - Asia - First Call/ — Jiayuan.com International Ltd. (“Jiayuan” or “the Company”) (NASDAQ: DATE), operator of the largest online dating platform in China, today announced that its board of directors has approved the appointment of Mr. Xiaochuan Wang and Mr. Paul Keung as independent directors of the Company, effective from Tuesday, May 1, 2012. Mr. Wang will also serve as a member of the Audit Committee and Compensation Committee, while Mr. Keung will serve as the chair of the Audit Committee and a member of the Nominating and Corporate Governance Committee. The Company also announced that Prof. Zhiwu Chen will resign from his position as independent director of Jiayuan, effective May 1, 2012.

Mr. Xiaochuan Wang has been the chief executive officer of Sogou.com (“Sogou”), a business unit of NASDAQ-listed Sohu.com Inc (“Sohu”), since August 2010. In this role, he has led the development of a range of popular Sogou-branded products, including a search engine, Chinese character input tool and web browser. Mr. Wang also currently serves as chief technology officer at Sohu, overseeing the firm’s research and development efforts. Prior to joining Sohu, Mr. Wang worked at ChinaRen, previously the largest online Chinese alumni club, where he spearheaded the development of the first open promotion search engine platform in China. He joined Sohu in 2000 upon its acquisition of ChinaRen. He holds a bachelor’s degree in computer science and a master’s degree in engineering from Tsinghua University.

Mr. Paul Keung has served as chief financial officer and senior vice president of business development at NYSE-listed Taomee Holdings Limited (“Taomee”) since February 2011. Prior to joining Taomee, Mr. Keung was managing director at Oppenheimer Investments Asia from 2008 to 2009, where he oversaw the firm’s Asia research practice. Between 2000 and 2008, Mr. Keung was the executive director of CIBC World Markets, where he was primarily responsible for coverage of the Internet and media sectors in the US and China. From 1998 to 2000, Mr. Keung served as chief information officer at Wyndham International, a global hospitality company. Between 1994 and 1998, he held various roles in investment banking and equity research at Deutsche Morgan Grenfell, PaineWebber Securities, and Salomon Brothers. Mr. Keung currently serves as an Independent director of Sustainable Forest Holdings Limited, a forest management company listed on the Hong Kong Stock Exchange. He holds a bachelor’s degree in hotel administration from Cornell University and a master’s degree in real estate from New York University.

The board of directors also determined that Mr. JP Gan, currently a director of Jiayuan, satisfies NASDAQ’s requirements for independent directors and will continue to serve on the board and board committees as an independent director. Mr. Gan will also continue to serve as chair of the Nominating and Corporate Governance Committee and a member of the Compensation Committee. Mr. Jianzhang Liang, currently an independent director of Jiayuan, will continue to serve as chair of the Company’s Compensation Committee and a member of the Audit Committee.

Following these appointments, Jiayuan will have a total of six directors, including four independent directors.  The Audit Committee will consist of Mr. Paul Keung, Mr. Jianzhang Liang and Mr. Xiaochuan Wang.  The Compensation Committee will consist of Mr. JP Gan, Mr. Jianzhang Liang and Mr. Wang.  The Nominating and Corporate Governance Committee will consist of Mr. Gan and Mr. Keung.

Mr. Yongqiang Qian, chairman of the board of directors of Jiayuan, commented, “I’m delighted to welcome these two hugely experienced stalwarts of China’s internet industry to our board. Their experience and expertise in building winning consumer-focused internet companies will be of great benefit to Jiayuan as we develop our product offering and push into exciting new areas like wireless. On behalf of the board, I’d also like to express my sincere thanks to Prof. Zhiwu Chen for the invaluable support he has given to Jiayuan over the last year.”

About Jiayuan

Jiayuan.com International Ltd. (“Jiayuan”) (NASDAQ: DATE) operates the largest online dating platform in China. Jiayuan is committed to providing a trusted, effective, and user-focused online dating platform that addresses the dating and marriage needs of China’s rapidly growing urban singles population. According to iResearch, Jiayuan.com ranked first in terms of number of unique visitors and time spent among all online dating websites in China in 2011. Every two of Jiayuan’s American Depositary Shares represent three ordinary shares.

For more information, please visit http://ir.jiayuan.com.

Forward-Looking Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Jiayuan may also make written or verbal forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in verbal statements made by its officers, directors or employees to fourth parties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, including development of new products and services; our ability to attract and retain users; competition in the Chinese online dating markets; changes in our revenues and certain cost or expense items as a percentage of our revenues; the outcome of any litigation or arbitration; the expected growth of the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and online dating websites and general economic conditions in China and elsewhere. Further information regarding these and other risks is included in our documents filed with the U.S. Securities and Exchange Commission. Jiayuan does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date of the press release, and Jiayuan undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

Beijing

Melody Liu
Jiayuan.com International Ltd.
+86 (10) 6442-2321
ir@jiayuan.com

Martin Reidy
Brunswick Group LLP
+86 (10) 5960-8600
jiayuan@brunswickgroup.com

New York

Cindy Zheng
Brunswick Group LLP
+1 (212) 333-3810
jiayuan@brunswickgroup.com